SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Perusahaan Perseroan (Persero) P.T.

Indonesian Satellite Corporation

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

Indosat Signed  an Agreement on the Development of CDMA 2000-1x Network for Yogyakarta Area

Jakarta, October  25,  2004, PT Indosat Tbk (“Indosat”), Special Regional Government of Yogyakarta, PT Jogja Telpun Cerdas and PT Cipta Amanda signed an agreement on the development of CDMA 2000x1 Network to provide local, Domestic Long Distance and International with the fixed wireless technology for Yogyakarta area. The signing ceremony had been witnessed by Sri Sultan Hamengkubuwono X, the Governor of Daerah Istimewa Yogyakarta in Pracimasono Building, Kepatihan Yogyakarta. For the first step, within three years Indosat has committed to develop 200.000 lines of fixed wireles network.

“Under this CDMA 2000 1X network development agreement, Indosat can deliver its telecommunications service with the high quality and competitive price for Yogyakarta community. It’s relating to the Indosat mission to increase the telecommunications service penetration for Indonesian community,” said Ng Eng Ho, Deputy President Director of Indosat.

Under the scheme of this Revenue Sharing Project, PT Jogja Telpun Cerdas will build and finance the construction of the network and telecommunications infrastructure, and participate on the project operational aspect and transfer of the assets of telecommunications infrastructure to Indosat in the end of revenue sharing period. Based on the calculate assumption, the Revenue Sharing Period had been planned for a maximum of 10 years and may be extended for maximum of 2 years.

Indosat will give its commitments for this project in providing infrastructure for interconnection, billing and CRM. Indosat will determine the tariff and negotiate the service interconnection.

Indosat is the leading telecommunication network, service and information provider in Indonesia providing : cellular, fixed telecommunication and multimedia, data communication and MIDI (multimedia, data communications and internet). During the first half of 2004, our cellular business contributed 66.4% to the Company’s operating revenue. In the mean time, IDD contributed 18.6% and MIDI and other services contributed 15%. INDOSAT’s shares are listed in the Jakarta and Surabaya Stock Exchanges (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE: IIT).

For further information, please contact :

Corporate Secretary

Telp : 62-21-3869153

Fax : 62-21-3804045

E-mail: corporatecommunications@indosat.com

Website: www.indosat.com

Divisi Public Relations

Telp : 62-21-3869181

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan P.T. Indonesian Satellite Corporation

Date  : October 26, 2004

            By: _______________________________

                                                                  Name:   Ng Eng Ho

                                                                  Title   :  Deputy President Director